Exhibit 99.2

SAIHEAT LIMITED
(Incorporated in the Cayman Islands with Limited Liability)

#01-05 Pearl’s Hill Terrace
Singapore, 168976
(Address of principal executive offices)

NOTICE OF THE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

February 26, 2025

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Extraordinary Meeting”) of the shareholders of SAIHEAT Limited (the “Company”) will be held on February 26, 2025, at 10:00 a.m. Eastern Standard Time. We are pleased to announce that this Extraordinary Meeting will be a virtual meeting via live webcast on the Internet. You will be able to attend the Extraordinary Meeting, vote and submit your questions during the meeting by visiting http://www.virtualshareholdermeeting.com/SAI2025SM. We hope you will be able to attend the Extraordinary Meeting.

AGENDA

At our Meeting, our shareholders will be asked:

Proposal 1: to approve a reverse stock split of the Company’s ordinary shares, at a ratio of 1-for-15, (the “Reverse Stock Split”), and authorize the Board of Directors to implement such reverse stock split at its discretion at any time prior to the one-year anniversary of this Extraordinary Meeting, in order to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share.

Proposal 2: to approve the Company’s Fourth Amended and Restated Memorandum and Articles of Association.

The Company’s management knows of no business that will be presented for consideration at the Extraordinary Meeting other than that stated in this Notice of Extraordinary General Meeting.

Only shareholders of record in the books of the Company at the close of business on February 11, 2025 will be entitled to attend and vote at the Extraordinary Meeting, or any adjournment that may take place.

A shareholder entitled to attend and vote at the Extraordinary Meeting is entitled to appoint a proxy to attend and vote in his/her/its place. A proxy need not be a shareholder of the Company. A form of proxy is enclosed.

Shareholders are requested to (i) complete, sign and return the proxy card in the postage-paid envelope we have provided or to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 as soon as possible so that the proxy card is received before 11:59 p.m. Eastern Time on February 25, 2025 (the “Cut-off”), or (ii) vote via the internet before or during the meeting using the control number and instructions provided on the proxy card before the Cut-off, or (iii) vote via phone before the Cut-off by following the instructions provided on the proxy card.

The giving of such proxy will not affect your right to vote in person should you decide to attend the Extraordinary Meeting or adjourned meeting.

Shareholders or their proxies are responsible for their own expenses for attending the Meeting.

By:	/s/ Risheng Li
Name:	Risheng Li
Title:	Chief Executive Officer